UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

NIRE 353.001.861-33

CNPJ/MF nº 02.429.144/0001-93

Companhia Aberta

EXTRACT OF THE MINUTES OF THE 315th MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 17, 2017

1.         DATE, TIME AND VENUE: At 9:00 a.m. on February 17, 2017, at the registered office of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3.         ATTENDANCE: All the members of the Board of Directors (“Board”), with the written vote of Mr. Antonio Kandir cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws. The Executive Vice Presidents were also present during part of the meeting.

4.         PRESIDING BOARD: Mr. Yuhai Hu, Chairman, and Mrs. Gisélia Silva, Secretary.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

(i)             First, the directors elected at the Extraordinary Shareholders' Meeting held on February 16 were invested in their respective positions after signing the Instrument of Investiture, pursuant to Article 149 of Federal Law 6,404/76 (“Brazilian Corporations Law”) and to Article 14 of the Company’s Bylaws.

Let the record show that the directors, except for the independent directors Ana Maria Elorrieta and Antonio Kandir, expressly waive any compensation for serving on the Board.

(ii)            Then, the Board elected, in accordance with Paragraph 4, Article 15 of the Bylaws, Mr. Yuhai Hu as Chairman of the Board and Mr. Daobiao Chen as Vice-Chairman of the Board.

(iii)           The reading of the Agenda was waived as all those present were aware of its contents. The Directors decided to draw up these minutes in summary form, and approved its publication as an excerpt without the signatures of the directors.

(iv)          After discussing and examining the items on the Agenda, the Directors unanimously decided as follows:

(iv.i) To take cognizance of the charters and responsibilities of the advisory Committees and Commissions of the Board, as reported by the Corporate Governance Manager;

(iv.ii) To take cognizance of the managerial highlights and material facts in February and March, as reported by the Chief Executive Officer.

(iv.iii) To approve the disclosure by the Company that Mr. Yuehui Pan, Chinese, married, accountant, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, with office at Avenida Presidente Vargas, nº 955, CEP 20071-004, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled in the registry of Individual Taxpayers (CPF) of the Ministry of Finances under no. 061.539.517-16 and holder of Foreigner Identification Card (RNE) no. V739928-Q (CGPI/DIREX/DPF), and Passport no. PO1652008, elected to compose the Fiscal Council of the Company in the Extraordinary Shareholders' Meeting held yesterday, February 16, qualifies as a Financial Export, in compliance with the provisions of Section 407 of the Sarbanes-Oxley Act and with the rules of the Securities and Exchange Commission ("SEC") applicable to foreign companies listed in a U.S. stock exchange;

(iv.iv) To appoint the members of the Board’s Advisory Committees and Commissions (“Committees” and “Commissions”): MANAGEMENT PROCESSES, RISK AND SUSTAINABILITY COMMITTEE: YunWei Liu (Coordinator); Zhangyan Fu; and Fábio Medeiros; HUMAN RESOURCES MANAGEMENT COMMITTEE: Daobiao Chen; Li Zhang (Coordinator); and Daniela Domingues; and RELATED PARTIES COMMITTEE: Hongwu Ding (Coordinator); Li Fu and Marcelo Amaral Moraes; STRATEGY COMMISSION: Yumeng Zhao; Ge Quan (Coordinator) and Rafael Lazzaretti; and BUDGET AND CORPORATE FINANCE COMMISSION: Shuyan Zhou (Coordinator); Shuo Shao and Vitor Fagali, all for a term of office of one (1) year until the first Board meeting to be held after the Annual Shareholders' Meeting for fiscal year 2017, pursuant to the Internal Charter of the Committees;

Let the record show that, with the exception of Mr. Marcelo Amaral Moraes, member of the Related Parties Committee, all members of Committees and Commissions expressly waived any compensation due to their positions held at State Grid;

(iv.v) To approve, the appointment of Mr. Daniel Marrocos Camposilvan to the position of Chief Executive Officer of CPFL Comercialização Brasil S.A. (“CPFL Brasil") to serve for the remainder of the current term of office, i.e. until the first Shareholders’ Meeting of CPFL Brasil to be held after the Annual Shareholders' Meeting for fiscal year 2017;

(iv.vi) To recommend to the directors appointed by the Company in the Board of Directors of CPFL Energias Renováveis S.A. (“CPFL Renováveis"), to vote for approval of the election of Mr. Gustavo Henrique Santos de Souza to the position of Chief Executive Officer, accumulating the functions of Chief Financial and Investor Relations Officer, to serve for the remainder of the current term of office, i.e. until the first Meeting of the Board of Directors of CPFL Renováveis to be held after the Annual Shareholders' Meeting for fiscal year 2017;

(iv.vii) To discuss and recommend that the executives appointed by the Company in the management bodies of the subsidiaries Energética Barra Grande S.A. (“BAESA”), Companhia Energética Rio das Antas (“CERAN”), Campos Novos Energia S.A. (“ENERCAN”), Centrais Elétricas da Paraíba S.A. (“EPASA”), Foz do Chapecó Energia S.A. (“FCE”), Chapecoense Geração S.A. (Chapecoense”), Central de Serviços Compartilhados S.A. (“CSC”) and CPFL Renováveis, vote for engaging KPMG Auditores Independentes (“KPMG”), to audit the annual financial statements, interim financial information (ITR) and accounting reviews, from 2017 to 2021, pursuant to Resolution 2017001-E of the Board of Executive Officers;

(iv.viii) To discuss and recommend that the executives appointed by the Company in the Executive Board of CPFL Brasil vote for approval of the sale of electricity from conventional sources to Villares Metais S.A., to be supplied between January 1, 2018 and December 31, 2022, pursuant to Resolution 2017008-E of the Board of Executive Officers;

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(iv.ix) To approve, in accordance with Articles 4 and 5 of CVM Instruction 371/2002 and with CVM Resolution 599/2009, and pursuant to Resolution 2017010-E of the Board of Executive Officers, the Technical Feasibility Study for the realization of the balances of deferred tax assets, in fiscal year 2016, enabling the booking of credits in the overall amount of two hundred fifty-nine million, six hundred twenty-four thousand, one hundred forty-nine reais (R$259,624,149.00), from which one hundred sixty-six million, eight hundred twenty-one thousand reais (R$166,821,000) corresponds to CPFL Energia, and recommend to the executives appointed by the Company in the management bodies of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Jaguari de Energia (“CPFL Jaguari”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) and RGE Sul Distribuidora de Energia S.A. (“RGE Sul”) to vote for approving the respective Technical Feasibility Studies. Let the record show that tax credits will be recognized in the Financial Statements of December 31, 2016, and that said Study has been previously examined by the Fiscal Council;

(iv.x) To recommend to the executives appointed by the Company, to vote for approval, in the Shareholders Meeting of TI Nect Serviços de Informática Ltda. (“TI NECT”) and CPFL Total Serviços Administrativos Ltda. (“CPFL Total”), of the capital reduction with the subsequent amendment to Clause 4 of the Articles of Incorporation of TI Nect, and CPFL Total, pursuant to Resolutions 2016120-E and 2016121-E of the Board of Executive Officers; and

(iv.xi) To take cognizance of the consolidated results for January/2017 of CPFL Energia, as reported by the Chief Financial and Investor Relations Officer.

7.         CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and by the Secretary. Yuhai Hu, Daobiao Chen, Yang Qu, Yumeng Zhao, Andre Dorf, Ana Maria Elorrieta, Antonio Kandir and Gisélia Silva.

This is a free English translation of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 7, pages 83 to 86.

Gisélia Silva

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 24, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.